FORM 2290.1SSE — 17

SEC Mail Pr

19010734

Washington, DC

MAR 01 2019

ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington, DC

SEC FILE NUMBER
8-49571

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Santander Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Morrissey Boulevard Mail Code: MA1-MB2-03-17
(No. and street)

Dorchester	**MA**	**02125**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Snyder — **617-379-4162**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

304 Ponce de Leon, Suite 800	**San Juan**	**PR**	**00918**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

Santander
Securities

SEC Mail Processing

MAR 01 2019

Washington, DC

MAR 01 2019

Washington, DC

OATH OR AFFIRMATION

I, Jonathan Snyder, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Securities LLC as of and for the year ended December 31, 2018, are true and correct. I further swear [or affirm] that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer

Signature

2/25/19

Date

SVP and CFO, SSLLC

Title

Notary Public

LAWRENCE A. CARTER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 20 2023

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents (including $906,520 of deposits with affiliates)	$ 156,554,116
Deposit with clearing broker	100,000
Employee advances	2,688,022
Receivables (including $12,620 from affiliates) - Net of allowance for uncollectible amounts of $58,710	621,537
Furniture, equipment and leasehold improvements - Net of accumulated depreciation of 1,389,655	136,912
Prepaid expenses	1,519,581
Total assets	$ 161,620,168

Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $5,016,952 to affiliates)	$ 17,078,569
Accrued contingencies (Note 12)	126,288,994
Total liabilities	143,367,563
Member's equity	18,252,605
	$ 161,620,168

The accompanying notes are an integral part of these financial statements.

pwc

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2018, and the related statement of operations, statement of changes in member's equity and statement of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession of Control Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and

Exchange Act of 1934. In our opinion, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession of Control Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
February 25, 2019

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E356151 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

We have served as the Company's auditor since 2016.